Austin Legal Group, APC

Lawyers

3990 Old Town Ave, Ste A-101

San Diego, CA 92110

Licensed in California & Hawaii & Arizona

Telephone

(619) 924-9600

Facsimile

(619) 881-0045

Writer’s Email:

arden@austinlegalgroup.com

August 23, 2021

Cara Wirth and Charlie Guidry

Division of Corporation Finance

Office of Trade & Services

Re:	Can B Corp.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed August 9, 2021
File No. 024-11233

To Whom It May Concern:

Please see below for responses to the Division’s letter dated August 19, 2021 regarding the above captioned matter. All questions have been addressed in an Amendment No. 3 to the Offering Statement on Form 1-A, filed August 19, 2021 (“Amendment”) by Can B Corp. (the “Company”), as further herein detailed.

Exhibits

1. We note that you dismissed your prior accounting firm, BMKR, LLP, as of June 29, 2021. Please file the former accountant’s letter regarding the change in certifying accountant as an exhibit. Refer to Part III, Item 17 (9) of Form 1-A.

We have incorporated BMKR’s letter attached to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2021 into the Amendment by reference.

General

2. Please tell us what consideration you gave to updating your Form 1-A to include (i) information regarding your change in accountant; (ii) information presented in your Form 8-K, filed August 17, 2021; and (iii) interim financial statements and other relevant information from your Form 10-Q for the quarter ended June 30, 2021, filed August 16, 2021. Refer to Rule 252(a) of Regulation A, which requires that your Form 1-A include all of the content required by Form 1-A and “any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading.” See also Conditional Small Issues Exemption Under the Securities Act of 1933 (Regulation A), Release No. 33–10591 (Dec. 19, 2018) [84 FR 21 (Jan. 31, 2019)], at 522.

Information regarding the change in accountant has been added to the Company’s “Description of Business” section, under “Change in Accountant” on page 24. The information presented in the Company’s Form 8-K, filed August 17, 2021 has been included in the Company’s “Description of Business” section, under “Recent Acquisitions” on page 25. Interim financial statements and other relevant information from the Company’s Form 10-Q for the quarter ended June 30, 2021 has also been added throughout the Offering Statement.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.